October 27, 2011

Via Edgar

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549

Re:	Image Entertainment, Inc. Form 10-K for the year ended March 31, 2011 Filed June 29, 2011 File No. 000-11071

Dear Ms. Cvrkel:

By letter dated September 22, 2011, from the staff of the Securities and Exchange Commission (the “Commission”) to Image Entertainment, Inc. (the “Company”), in connection with its review of our annual report on Form 10-K for the fiscal year ended March 31, 2011, the staff advised that we should, in certain cases, revise our future filings in response to its comments and requested a response to such comments.  We are responding to the comment letter in the following numbered paragraphs, which correspond to the paragraph numbers in the comment letter.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended March 31, 2011

Statements of Stockholders Equity (Deficit), page 42

1.
COMMENT:  We note from the balance sheet that you present Series B and C preferred stock as temporary equity due to the provisions that may require redemption which are outside of your control.  Please revise the statement of stockholders’ equity in future filings to include a column showing the changes in all temporary equity amounts such as Series B and C preferred stock, as well as permanent equity accounts.  Please note that you should not combine temporary equity totals with permanent equity on the statement of stockholders equity.  See guidance in ASC 810-10-50-1A(c).

20525 NORDHOFF STREET	♦	SUITE 200	♦	CHATSWORTH, CA 91311-6104	♦	TEL: 818.407.9100	♦	FAX: 818.678.5091
www.image-entertainment.com

Securities and Exchange Commission
October 27, 2011

RESPONSE:  The statement of stockholders’ equity will be revised in future filings to address the Staff’s comment.

Statement of Cash Flows, page 43

2.
COMMENT:  We note from your statement of cash flows that in the years ended March 31, 2011 and 2010 you recognized a benefit from reserves for doubtful accounts, sales returns and other credits of $1.2 million and $2 million, respectively.  In light of the disclosure on page 16 that in the last three years you have experienced a high rate of product returns, as well as the increased accounts receivable balance at March 31, 2011, please explain to us the reasons for the benefit recorded in these reserve accounts.

RESPONSE:  There were several factors that contributed to the benefit recognized from reserves for doubtful accounts, sales returns and other credits.  The reserves for doubtful accounts, sales returns and other credits are reviewed on a quarterly basis and will fluctuate from period to period.  The amount of revenues recognized in the period is a significant factor in our calculation of the sales returns reserves and therefore, as revenues went down from fiscal 2009 to fiscal 2010 and fiscal 2010 to fiscal 2011, the amount of the reserve also went down.

While the amount of the expected returns decreased due to the lower sales volume, there was an increase in the actual rate of returns on this lower base of revenues.  Actual returns received during FY2011 were higher than FY 2010 as a result of moving to a new distribution system and certain wholesale distributors received instructions for returning our products after the transition to the new distribution facility where sales are now direct to retailers.  The increase in actual returns was an additional factor that contributed to  a lower sales return reserve.  During FY 2010, actual returns were higher than FY 2009 as a result of the economic slowdown and lower consumer spending on entertainment products.

Another factor that has a significant impact on the sales return reserve calculation is the revenues by format mix from period to period.  For example, there are no returns to reserve for on our digital and broadcast formats, therefore these revenues are excluded from our sales return reserve calculations.  These formats have increased their percentage of total revenues over the last several years.  The overall sales return reserve would continue to go down as the percentage of total revenues for non-returnable format types increases and DVD/Blu-ray format types decrease.  The following table shows the trends over the past few years in total revenues by format type as well as the percentages of total revenues by format type.

Net Revenue by Format:
	Fiscal Year Ended March 31,			Fiscal Year Ended March 31,
	2011	2010	% Change	2010	2009	% Change
	(in thousands)			(in thousands)
DVD	$57,533	$71,248	(19.2)%	$71,248	$107,776	(33.9)%
Blu-ray	16,162	9,463	70.8	9,463	8,090	17.0
Digital	6,258	4,171	50.0	4,171	4,198	(0.6)
Broadcast	5,961	4,159	43.3	4,159	4,942	(15.8)
Other	3,045	4,029	(24.4)	4,029	5,685	(29.1)
Net Revenues	$88,959	$93,070	(4.4)%	$93,070	$130,691	(28.8)%

As a percentage of net revenues:
DVD	64.7%	76.6%		76.6%	82.5%
Blu-ray	18.2	10.2		10.2	6.2
Digital	7.0	4.5		4.5	3.2
Broadcast	6.7	4.5		4.5	3.8
Other	3.4	4.2		4.2	4.3
	100.0%	100.0%		100.0%	100.0%

Securities and Exchange Commission
October 27, 2011

The sales return reserve estimate will have the effect of reducing or increasing the Company’s current period revenue.  In this way, the net realizable value of the accounts receivable balance at the end of each quarter correctly reflects future estimated sales returns and credits.

3.
COMMENT:  We note from your disclosure in the statement of cash flows, and in Note 13, that in fiscal 2010 you recognized $5.2 million in other income related to the forgiveness of debt from various vendors.  Please explain to us the nature of this transaction and tell us why you were able to extinguish your debt with these vendors during fiscal 2010.  As part of your response, please tell us if any of the entities that forgave the debt were related parties.

RESPONSE:  The Company included disclosure within its Form 10-K for the fiscal year ended March 31, 2010 (Note 2 “Going Concern and Liquidity – Plans to Improve Our Liquidity – Strategic Realignment and Cost Reduction Plan”) to show that in connection with the change of control transaction in January 2010, the incoming management negotiated arms-length reductions in outstanding obligations with certain creditors and vendors amounting to an aggregate debt forgiveness of $5.2 million.  The specific details of the individual creditor and vendor debt forgiveness were not publicly disclosed and were not with related parties to the Company.  Our then-primary replication vendor renegotiated its pricing to the Company and forgave $5 million in invoices outstanding.  In addition, management negotiated smaller concessions of outstanding invoices from other vendors.

4.
COMMENT:  We note from your disclosure in the statement of cash flows that you recognized $4 million and $2.3 million of accelerated amortization and fair value write-down of advance royalty and distribution fees for fiscal years 2011 and 2010, respectively.  Please explain to us, and disclose in future filings, the reasons for the accelerated amortization and fair value write-downs.  Also, in light of the significant amount of royalty and distribution fee advances recorded on the balance sheet as of March 31, 2011, please explain to us why you believe those amounts are recoverable.  Additionally, please revise future filings to include the fair value measurement disclosures required by ASC 820-10-50-5 for any assets or liabilities measured at fair value on a non-recurring basis, as applicable.

RESPONSE:  During calendar 2010, the DVD marketplace experienced the fourth straight year-over-year decline for the category since the format debuted in 1997.  Fiscal 2011 and 2010 experienced the continued trend of declining consumer spending on DVD, even with growth in industry-wide Blu-ray sales.

With our catalog of approximately 3,000 DVD titles and rights to hundreds of high-definition masters that will be released in Blu-ray format, we are primarily a non-“hits” exclusive DVD distributor.  Our sales of previously released (or catalogue) titles continue to be negatively impacted by not only the maturation of the DVD marketplace and the declining shelf space dedicated to previously released programming, but also by the continuing economic slowdown that has curtailed retailer purchases from us.

Securities and Exchange Commission
October 27, 2011

With retail shelf space continuing to decline and more space being allocated for major studio releases and the high-definition format winner, Blu-ray, we are relying on growing sales to our Internet retailers, with virtual shelf space and sophisticated search engines, to replace declining catalogue sales from our traditional “brick and mortar” retail customers.  We are also relying on growing digital revenues to replace declining catalogue sales.  While our digital revenues are growing substantially year over year, they have not grown fast enough in terms of absolute dollar growth to replace declining catalogue sales to our “brick and mortar” retail customers.  Given the immaturity of the digital industry, we cannot use significantly higher forecasts of our expected digital revenue growth to offset what we now see to be permanent declines in our packaged goods catalogue revenues.

Our further re-evaluation is based on current historical title revenue performance during the last 12 months, including the negative impact of the economic slowdown on our sales.

ASC 926, Entertainment—Films, requires that management re-evaluate ultimate revenue projections on a periodic basis, which we have done for every past publicly reported period-end.  Such re-evaluation has resulted in accelerated amortization and fair value write-downs of other film costs to reflect our royalty and distribution fee advances at their net realizable value.  These accelerated amortization and fair value write-downs have significantly contributed to our losses over the last several years.

Much of the fiscal 2011 and 2010 adjustments were for older catalogue titles, where unrecouped advance royalties and distribution fees were paid for in prior fiscal years.

At the end of each reporting period, we forecast the remaining future revenues for each title or cross-collateralized group of titles by distributed format, including DVD, Blu-ray, revenue share on rental titles, CD, digital (including download-to-own and download-to-rent), broadcast (including video-on-demand) and international sublicense.  We believe the amounts recorded on the balance sheet as of March 31, 2011 and 2010 for inventories and royalty and distribution fee advances are recoverable based upon our multiple revenue streams per unrecouped/unreleased title or cross-collateralized group of titles, the length of applicable distribution rights agreements and the fair value analysis as described above.

During fiscal 2010 and fiscal 2011, declining retail shelf space and reduced retailer buying, which the Company believes was a reaction to the economic slowdown, led to both a reduction in the Company’s forecasted revenues to be generated by the continued sale of its previously released content and reduced forecasted future revenues on newly released content.  The resulting reductions in expected future revenues led to faster amortization of previously unamortized costs and in some cases further write-down of unamortized costs to their lower fair value.

With regard to the remaining unamortized film cost assets at March 31, 2010 and 2011, taking into account the Company’s recurring net losses and the continued economic downturn, the Company believes those assets are recoverable based on management’s best estimate at the time given the market conditions and current and historical product information as it relates to each royalty and distribution arrangement that existed at that time.  The Company has long-term distribution agreements and a proven history of exploiting this content.  The Company’s revenue forecasts take into account the current trend of reduced retailer purchases in a declining DVD marketplace as well as a continuing unfavorable economic climate.

Securities and Exchange Commission
October 27, 2011

The Company’s impairment analysis performed for its first quarter of fiscal 2012 resulted in fair value adjustments of approximately $222,000, on different titles than those adjusted at March 31, 2011, based upon revisions to revenue forecasts.

Future filings will include disclosure to address the Staff’s comment.

5.
COMMENT:  We note from the supplemental disclosures of noncash operating, investing and financing activities, that during fiscal years 2011 and 2010 you issued shares of Common Stock, shares of Series B Preferred, and shares of Series C Junior Participating Preferred Stock, in exchange for financial advisory and investment banking services.  Please explain to us, and revise the notes to the financial statements in future filings to explain, how you calculated or determined the value of the Common Stock, Series B preferred and Series C preferred stock issued in exchange for these services.  If the value of the stock was based on “fair value,” please explain to us how fair value was calculated or determined.

RESPONSE:  The valuation of shares of Common Stock, shares of Series B Cumulative Preferred Stock (or Series B Preferred), and shares of Series C Junior Participating Preferred Stock (or Series C Preferred), issued in exchange for financial advisory and investment banking services, was conducted by an independent third-party valuation firm in connection with valuing the January 2010 change of control transaction.  The third-party valuation is discussed further below in the response to number 11.

At January 8, 2010, based upon the valuation, each share of Series B Preferred was valued at approximately $315.98 (600 shares issued), each share of Series C Preferred was valued at approximately $61.55 (5,364.6 shares issued) and each share of Common Stock was valued at $0.0616 (1.25 million shares issued).  The total value of financial advisory and investment banking services provided during the period ended March 31, 2010 was approximately $600,000.

Future filings will be revised to address the Staff’s comment.

Note 2.  Purchase of Madacy Home Video, page 51

6.
COMMENT:  We note that the acquisition of Madacy’s Home Video Division resulted in the creation of a mandatorily redeemable non-controlling interest.  Please explain to us and disclose in future filings, how the fair value of this non-controlling interest was determined or calculated at the time of acquisition and at March 31, 2011.  Your response should include the nature of all significant assumptions used in your calculation.  Also, in light of the fact that this redeemable non-controlling interest is measured at fair value at each reporting period, please revise future filings to include the disclosures required by ASC 820-10-50-2 for this liability that is measured at fair value on a recurring basis.

Securities and Exchange Commission
October 27, 2011

RESPONSE:  The Company hired an independent third party valuation firm to assist it in the initial valuation of the non-controlling interest portion of Image/Madacy Home Entertainment, LLC (or IMHE) as well as the entire transaction with Madacy Entertainment, US, Inc. (or Madacy).  Pursuant to the IMHE LLC operating agreement, the Company has the right to acquire Madacy’s 30% ownership interest for 2.25x trailing 12-month EBITDA.  The Company may exercise this right anytime during the first three years.  If the Company does not exercise its right within the first three years, it must acquire Madacy’s 30% ownership interest by the end of year four for 2.75x trailing 12-month EBITDA.  In addition, per the IMHE LLC operating agreement, earnings and losses are allocated to Madacy based on their 30% ownership interest in IMHE.  As a 30% owner, Madacy is entitled to its share of available cash flow.

The non-controlling interest was valued using the discounted cash flow method of the income approach, where a discount rate was applied to the net operating cash flows attributable to the non-controlling interest.  The discount rate was determined by performing a market-based weighted average cost of capital (or WACC) analysis.  The WACC analysis calculates the weighted average of the cost of equity using a capital asset pricing model and the cost of debt using the applicable bond yield.  Additional assumptions used include 5-year financial projections, growth rates over the 5-year period, constant gross margin rates, estimated working capital requirements, and estimated tax rate. We re-evaluate the value of the non-controlling interest internally on a quarterly basis and hire a third-party valuation firm to review the value on an annual basis.

Future filings will be revised to address the Staff’s comment.

Note 6.  Revolving Credit Facility, page 55

7.
COMMENT:  We note your disclosure that the loan agreement was amended on March 31, 2011.  Please tell us, and revise your notes in future filings to disclose the nature of the amended terms and to explain how you accounted for the modification in accordance with ASC 470-50-40-21.

RESPONSE:  The loan agreement was amended on March 31, 2011 to waive monthly fees due on April 1, 2011 and May 1, 2011 originally set forth in a prior amendment as well as to revise the due dates of an Amendment Fee payment that was originally due in whole on March 31, 2011 over four months commencing on March 31, 2011.  ASC 470-50-40-21 does not apply as there was no amendment to the borrowing capacity, maturity date, interest rate or repayment terms in the amendment.

Future filings will be revised to address the Staff’s comment.

Note 7.  Long-Term Debt, page 56
January 8, 2010 Extinguishment of Debt, page58

8.
COMMENT:  We note your disclosure that on January 8, 2010 you paid $15 million cash and issued 3.5 million common shares with a fair value of $215,000 to extinguish the Senior secured note.  Please explain to us, and disclose in future filings, how you determined or calculated the fair value of the 3.5 million common shares.  Also, please explain to us how the gain on the extinguishment of debt of $888,000 was calculated or determined.

Securities and Exchange Commission
October 27, 2011

RESPONSE:  The valuation of the 3.5 million shares of Common Stock was included in methodology used in the valuation of the January 8, 2010 transaction.  The Company used a third party to perform a valuation of the common shares which resulted in $0.06 per share (as discussed in number 11 below).  The value of the 3.5 million shares was thus recorded as $215,000.  The extinguishment of the senior secured note included payoff of approximately $15.7 million, plus accrued interest of approximately $427,000 in exchange for $15 million in cash and expenses and Common Stock of $215,000, which resulted in the gain of extinguishment of debt of $888,000 ($15,024,000 cash plus $215,000 in stock paid to extinguish $427,000 in interest and $15,700,000 in note payable results in income of $888,000).

Future filings will be revised to address the Staff’s comment.

9.
COMMENT:  We note your disclosure that the difference in the fair value of the derivatives, impacted by the payoff at January 7, 2010 (immediately prior to the payoff) and the fair value at January 8, 2010 (immediately after the payoff) resulted in a gain on extinguishment of $1,016,000.  Please explain to us, and disclose in future filings, the nature of these derivatives and explain to us how the fair values were calculated or determined.  Your response and revised disclosure should include the nature of all significant assumptions used in the valuation.

RESPONSE:  The senior secured note included embedded derivatives and a related warrant.  The embedded derivatives included redemption rights associated with a change of control transaction, principal prepayment provisions linked to our share price and forced conversion provisions linked to our share price.  As of January 8, 2010, the note was paid off which caused the embedded derivatives value to decrease to zero as they did not survive without the note.  The gain on extinguishment of $1,016,092 was the net result of the loss on extinguishment of $5,296 (net asset related to the redemption rights put and call) and gain on extinguishment of $1,021,388 (net liability related to the installment payment provision).  These values were determined to be the same at January 7, 2010 to the value disclosed as of December 31, 2009.

The fair value of the redemptive rights put and call were determined using an option pricing model.  The fair value of the installment payment provision was determined with a discounted cash flow analysis using two scenarios.  The first scenario assumed that redemption occurs and the debt was refinanced while the second assumed that redemption did not occur.  The difference between the present value of cash flows is considered a reasonable estimate of the impact of redemption and therefore a reasonable estimate of the fair value of the installment payment provision.  Given our net operating loss carryforwards, there was no benefit from projected interest expense included in either scenario.

The first scenario assumes that the Company’s stock price is below $4.00 per share at each installment date beyond month 30 and the Company therefore is forced to redeem installments of $4 million.  Accordingly, the debt is refinanced through the issuance of debt and/or equity at the estimated cost of equity, based on market rates for equity with equivalent risk.  The cash flow analysis related to the original debt reflects interest expense payments, note issuance, and redemption payments (calculated quarterly over the future life of the note or August 30, 2011).  The cash flow analysis related to the refinanced debt reflects bond issuance, bond repayment, and interest expense, which are then discounted to present value.

Securities and Exchange Commission
October 27, 2011

The second scenario assumes a stock price in the range of $4.00 to $7.65.  This scenario assumes that neither the installment payment provision nor the forced conversion is triggered.  We forecasted cash flows based upon bond issuance, bond repayment, and interest expense, and then discounted the cash flows to present value.

To estimate the impact of the installment payment provision, we compared the results of the two discounted cash flow analyses.  The discount applied to cash flows is equal to the coupon or interest rate of the note: 8.875%.  Deducting the present value in the first scenario from that of the second scenario results in an implied cash liability to the Company of $1,021,388.  The fair value of the installment payment provision is therefore reasonably represented by the amount of $1,021,388.

Future filings will be revised to address the Staff’s comment.

Note 10.  Stockholders’ Equity, page 61

10.
COMMENT:  We note your disclosure that during fiscal 2011 you granted options that are subject to performance conditions and either time-based vesting or market conditions.  Please tell us, and revise to disclose in future filings, the nature of the performance and vesting conditions.  See ASC 718-10-50-2.

RESPONSE:  During fiscal 2011 on November 19, 2010, there were three types of options granted.  Type A options have time based vesting as follows: 25% vests on January 8, 2011 and 6.25% vests each three-month period thereafter (vesting round up to nearest whole share).  Type A options will be 100% vested on January 8, 2014.

Type B options have market conditions as well as performance conditions as follows: 100% vested upon the earlier of (i) the date the stock's fair market value equals or exceeds $0.0733 for any 20 out of 30 consecutive trading days on or after January 8, 2012, (ii) a change in control in which the Company’s Common Stock's equity value equals or exceeds $0.0733 per share, or (iii) January 8, 2019.

Type C options have market conditions as well as performance conditions as follows: 100% vested upon the earlier of (i) the date the Company’s Common Stock's fair market value equals or exceeds $0.19 for any 20 out of 30 consecutive trading days on or after January 8, 2013 (ii) a change in control in which the stock's equity value equals or exceeds $0.19 per share, or (iii) January 8, 2019.

Future filings will be revised to address the Staff’s comment.

11.
COMMENT:  We note that in January 2010 you issued 22,600 shares of Series B Cumulative Preferred Stock and 202,066 shares of Series C Junior Participating Preferred Stock.  Please explain to us how you accounted for both series of preferred stock at the time of issuance.  As part of your response, please explain to us how you determined the amount initially recorded on the balance sheet as temporary equity and how you determined the amount to be allocated to the purchase rights liability.  Also, please tell us how you subsequently accounted for the preferred stock at March 31, 2010 (for both Series B and C preferred stock) and at March 31, 2011 (for the Series B preferred).

Securities and Exchange Commission
October 27, 2011

RESPONSE:  We hired a third party valuation service provider to determine the fair value of the Common Stock, the Series B Cumulative Preferred Stock (or Series B Preferred) and Series C Junior Participating Preferred Stock (or Series C Preferred) at January 8, 2010 and at March 31, 2010.  An option pricing method was used to value the Common Stock, the Series B Preferred and Series C Preferred.  Under the option pricing method, each class of stock is modeled as a call option with a distinct claim on the total value of the Company.  The option’s exercise price is based on a comparison with the total capital value (versus regular call options that typically involve a comparison with a per-share stock price).  By constructing a series of options in which the exercise price is set at incremental levels of value which correspond to the enterprise value necessary for each level of equity to participate, we determined the incremental option value of each series.  When multiplied by the percentage of ownership of each equity class participating under that series, the result is the incremental value allocated to each class under that series.  Accordingly, the sum of the series for each class is the current value given the current enterprise value, the likely timing to a liquidation event, and the current structure of the Company’s equity.  The aggregate value of each class is divided by the share outstanding for each class to arrive at the per share fair value of each class.

A Black Scholes model was utilized to value the options of each modeled class of stock. The assumptions utilized in the Black Scholes model include a 5 year time to liquidity assumption, a volatility of 100.0 percent based on Image’s historical 5 year weekly volatility and a risk-free rate of 2.65 percent based on the yield on 5-year treasury strips.

The Series B Preferred shares are not liabilities under ASC 480.  The shares are not mandatorily redeemable.  Shares are only cash settled upon a liquidity or reorganization event which are not certain to occur.  The Series B Preferred shares are not settled with a variable number of common shares.

The Series B Preferred shares are recorded in the mezzanine section pursuant to ASR 268 (Topic D-98).  This is because upon a merger or other reorganization events, as defined, the Series B Preferred shares are cash settled.  While it is true that the reorganization events would be subject to the Company’s board approval, they still remain outside the Company’s control and within the control of the preferred investors as the board is controlled by the preferred investors.  This point is made clear by example 6 of Topic D-98. The shares were not accreted, since as of March 31, 2011 and 2010, the redemption of the shares was not probable.  The shares are not convertible into Common Stock, thus a beneficial conversion feature (or BCF) is not applicable.

For the Series C Preferred shares, ASC 480 does not apply as the shares are not mandatorily redeemable.  The Series C Preferred shares were fully participating with the Common Stock.  There was no fixed or stated return.  The shares automatically converted into shares of Common Stock, once the number of authorized but unissued shares was increased to accommodate the conversion of the Series C Preferred.  This conversion feature is an embedded call option, which is a derivative instrument as defined by ASC 815 (SFAS 133).

Securities and Exchange Commission
October 27, 2011

Under certain conditions, ASC 815 (SFAS 133) requires that embedded derivative instruments to be bifurcated and accounted for separately as a derivative instrument.  If certain exceptions are met, then the embedded derivative is not accounted for as a separate liability.  Common exceptions are 1) if the economic characteristics and risks of the embedded derivative are clearly and closely related to the economic characteristics and risks of the host contract, 2) if the host contract is accounted for as a liability and is carried at fair value each reporting period with fair-value adjustment being recorded through earnings,  and 3) if the embedded derivative is both (a) indexed to its own stock and (b) would have been classified in equity had it been issued as a separate free-standing instrument. [ASC 815-15-25-1 and ASC 815-10-15-74(a)]  If any of these exceptions are present then the embedded derivative is not accounted for separately as a liability.

The embedded derivative is a call option that has risks and economic characteristics of an equity award.  The embedded derivative goes up and down in value as the Company’s Common Stock goes up and down in value.  The host instrument, which is the Series C Preferred shares, has economic characteristics similar to an equity instrument as well.  This is because the Series C Preferred shares have no debt characteristics.

As such, the conversion feature does not need to be bifurcated from its host contract as the first common exception is met.  Both have risks and economic characteristics that are similar.

Because the conversion feature is not accounted for separately as a liability, the Company is required to consider whether or not there is a BCF.  A BCF is measured before taking into consideration the allocation of transaction costs.  The fair value of the Common Stock acquirable upon conversion is $12.437 million.  The amount of the proceeds allocated to the Series C Preferred shares is $12.024 million.  This amount is before the allocation of transaction costs.  Thus there is a BCF of $412,904.  Because the Series C Preferred is immediately convertible and there is no stated redemption period, the Series C Preferred discount resulting from the recognition of the BCF was accreted at issuance as a deemed dividend.  This conclusion is supported by ASC 470-20-35-7(c) (which is the old EITF 00-27 - Issue 6).  The following entry was made:

Dr:Retained Earnings	$412,904

Cr: Series C Preferred	$(412,904)

(to accrete the Series C Preferred)

The deemed dividend of $412,904 was deducted from net income available to common shareholders when computing basic and dilutive earnings per share.

The Company recorded the Series C Preferred within the mezzanine section pursuant to Topic D-98.  This is because the holders have the right at any time to convert the Series C Preferred shares into common stock but the Company did not have sufficient authorized common shares to provide for the conversion of all the Series C Preferred shares. The authorized shares can’t be increased without shareholder approval.  Obtaining shareholder approval for increasing authorized shares is outside the Company’s control and because the penalty is not defined, the result of a breach might be redemption of the Series C Preferred shares.

Securities and Exchange Commission
October 27, 2011

There was no change in the recorded amount on the Series C Preferred as of March 31, 2010, since redemption was not probable.  On November 18, 2010 the authorized common shares were increased with the approval of shareholders and the Series C Preferred shares were immediately converted into Common Stock. This Common Stock is classified as permanent equity since there are no events that could cause the cash settlement of these common shares.

At January 8, 2010, the value allocated to the shares of Series B Preferred issued (allocation of 36.5% of fair value) before deducting transaction costs was $6,951,645 (approximately $315.98 per share), and to Series C Preferred (allocation of 63.5% of fair value) was $12,106,581 (approximately $61.55 per share).  The value of Common Stock was derived from the value of Series C Preferred as the each share of Series C Preferred was equivalent to 1,000 shares of Common Stock (approximately $0.06 per share).

At March 31, 2010, there was no change to the value allocated to the Series B Preferred or Series C Preferred at January 8, 2010. The purchase rights are discussed below.

The purchase rights to acquire an additional 7,400 shares of Series B Preferred and 66,163.4 shares of Series C Preferred purchase rights were valued by a third party using an option pricing model.  The Company included disclosure within its Form 10-K for the fiscal year ended March 31, 2010 (Note 11.“Long-Term Debt – Derivative Liabilities – Stock Warrant, Purchase Rights and Embedded Derivatives”) to discuss the valuation methodology and the inputs used, which is copied below:

In connection with January 2010 sale of preferred stock to JH Partners, Purchase Rights were granted to purchase additional 7,400 shares of Series B Preferred and 66,163.4 shares of Series C Preferred for an aggregate purchase price of $7.4 million divided in two equal tranches. These Purchase Rights were classified as liabilities due to the existence of events outside of the Company’s control that give rise to the possibility for ultimate settlement by a transfer of assets or cash and have been recorded as a component of long-term liabilities.  The tranches may be exercised in whole or in part and in one or more instances.  The first tranche was exercisable by 120 days after the January 8, 2010 transaction date and the second tranche may be exercised 360 days after the January 8, 2010 transaction date.  We hired a third party valuation service provider to determine the fair value of the Series B Preferred and Series C Preferred price per share and exercise price at January 8, 2010 and at March 31, 2010 using an option pricing model.  The initial fair value and subsequent change in fair value of the Purchase Rights liability was determined by using the Black-Scholes option pricing model based on the following inputs:

	March 31, 2010	January 8, 2010

Series B Preferred price per share	$313.89	$315.98
Series C Preferred price per share	$59.15	$61.55
Series B Preferred exercise price per share	$372.47	$364.76
Series C Preferred exercise price per share	$70.19	$71.05
Risk-free interest rate	0.2%-0.4%	0.1%-0.4%
Expected term (in years)	0.75-0.80 years	0.33-1.0 years
Expected volatility for purchase rights	120%-150%	165%-200%
Expected dividend yield	0%-12%	0%-12%

Securities and Exchange Commission
October 27, 2011

The combined fair value of both tranches of Purchase Rights was $2,942,000 at January 8, 2010 and $1,538,000 at March 31, 2010.  The change in fair value of $1,404,000 was recorded as a component of other income during the fiscal year ended March 31, 2010.  We include these Purchase Rights in the tables below within Stock Warrant Liabilities.

Subsequent to March 31, 2010, the Purchase Right expired with respect to an initial tranche of 3,700 shares of Series B Preferred and 33,081.7 shares of Series C Preferred.

At March 31, 2011, the change in value of Series B Preferred was due to additional transaction costs recorded and allocated proportionally to Series B Preferred and additional paid in capital (since the Series C Preferred has converted into common shares in November 2010).  The amount of cost allocated to Series B Preferred of $180,000 (which was approximately 1/3 the total cost and in line with the allocation of costs at January 8, 2010) reduced the value disclosed on the balance sheet from $6,019,000 to $5,839,000.

Note 13.  Other Income, page 67

12.
We note that in fiscal 2010 you recorded $1,469,000 in income related to business interruption fees.  Please explain to us the nature of these business interruption fees and tell us how you calculated or determined the amount of income recognized in 2010.

RESPONSE:  The Company believes that the detailed disclosure contained within its Form 10-K for the fiscal year ended March 31, 2010 (Note 3 “Terminated Merger Agreement with Nyx Acquisitions, Inc.”) and copied below addresses the Staff’s comment.

On November 20, 2008, we entered into an Agreement and Plan of Merger (or Nyx Merger Agreement) with Nyx Acquisitions, Inc., a Delaware corporation (or Nyx), and The Conceived Group, Inc., a Delaware corporation and wholly owned subsidiary of Nyx (or TCG).  Pursuant to the terms of the Nyx Merger Agreement, TCG was to merge with and into us (or Nyx Merger), and we would have continued as the surviving corporation and as a wholly owned subsidiary of Nyx.  Our stockholders approved the Nyx Merger Agreement at a special meeting of stockholders held on February 24, 2009.

On March 24, 2009, pursuant to the second amendment to the merger agreement and in partial consideration for further extending the merger closing date to April 6, 2009, Nyx agreed to release to us $1.0 million of $2.5 million then being held in a trust account.  The payment was nonrefundable to Nyx and had no effect on the purchase price. On March 25, 2009, we received $1.0 million from the trust account.  Accordingly, we recorded the $1 million as other income for fiscal 2009.

Securities and Exchange Commission
October 27, 2011

Pursuant to the Nyx Merger Agreement, Nyx had the option to extend the scheduled closing date of the Nyx Merger from April 6, 2009 to April 20, 2009 if Nyx, among other things, paid us an additional amount of $1.0 million on April 17, 2009.  Nyx failed to deliver the $1.0 million payment, and therefore was in breach of its obligation to consummate the Nyx Merger no later than the scheduled closing date of April 6, 2009.  In accordance with our rights under the Nyx Merger Agreement, we terminated the Nyx Merger Agreement on April 17, 2009.

Following the termination of the Nyx Merger Agreement, the remaining $1.5 million from the business interruption account became due to us and was received on April 21, 2009.  We recorded the $1.5 million received from Nyx in April 2009 as other income.

Expenses related to the terminated Nyx Merger totaled $1.1 million for fiscal 2009 and minimal for fiscal 2010.

If you have any questions or comments concerning the foregoing, please feel free to contact me directly at (818) 534-9219.

Sincerely,

/s/ JOHN P. AVAGLIANO

John P. Avagliano
Chief Operating Officer and Chief Financial Officer

JPA:dam

cc:           Claire Erlanger, SEC Division of Corporate Finance